          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                        OPTICAL COATING LABORATORY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  683829-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             JAMES COONAN - MASUDA, FUNAI, EIFERT & MITCHELL, LTD.
       ONE EAST WACKER DRIVE, CHICAGO, ILLINOIS 60601 TEL: (312) 245-7500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 APRIL 30, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 7 PAGES

                                  SCHEDULE 13D

CUSIP NO.     683829-10-5                                  PAGE  2  OF  7  PAGES
         ---------------------                                  ---    ---
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HAKUTO CO. LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       476,540
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       476,540
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        476,540
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
     *
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               PAGE 2 OF 7 PAGES

ITEM 1.  SECURITY AND ISSUER.

The class of securities to which this statement relates is the common stock of Optical Coating Laboratory, Inc., a Delaware corporation ("OCLI").

The address of the principal executive office of OCLI is 2789 Northpoint Parkway, Santa Rosa, California 95401.


ITEM 2.  IDENTITY AND BACKGROUND.

Name:                      Hakuto Co. Ltd. ("Hakuto")

Place of Organization:     Japan

Principal Business:        Hakuto  is  in  the  business  or  importing   and
                           distributing   electronic, scientific, manufacturing
                           and chemical products.

Address of
Principal Business:        1-1-13 Shinjuku, Shinjuku-ku, Tokyo 160 Japan

Address of
Principal Office:          1-1-13 Shinjuku, Shinjuku-ku, Tokyo 160 Japan


Appendix A, which is incorporated herein by reference, lists each person who is an executive officer or director of Hakuto, controls Hakuto or is an executive officer or director of any corporation or person ultimately in control of Hakuto. Appendix A also provides the business address, principal occupation and citizenship of such persons. The persons listed on Appendix A are collectively referred to herein as the "Directors and Executive Officers".

During the last five years, neither Hakuto nor, to its knowledge, any of the Directors and Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Hakuto nor, to its knowledge, any of the Directors and Executive Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.



                               PAGE 3 OF 7 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 18, 1988, Hakuto purchased 5,000 shares of Series B Cumulative Convertible Preferred Stock of OCLI ("Preferred Stock"). The funds to purchase such shares were derived from the working capital of Hakuto.

On May 29, 1991, Hakuto converted all of its shares of Preferred Stock into 907,440 shares of Common Stock of OCLI ("Common Stock").

During March of 1998, Hakuto sold 250,000 shares of Common Stock (constituting approximately 2.3% of the issued and outstanding Common Stock). These sales were reported in an amendment to Schedule 13D filed April 2, 1998 in which Hakuto reported its ownership as 657,440 shares of Common Stock (6.2% of the issued and outstanding Common Stock).

During September of 1998, Hakuto sold 70,000 shares of Common Stock. Between March 15 to April 30, 1999, Hakuto sold an additional 110,900 shares of Common Stock. Following these sales, Hakuto owned 476,540 shares of Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

Hakuto holds the shares of Common Stock reported in this filing for investment purposes, as well as to strengthen Hakuto's working relationship with OCLI. Hakuto distributes certain of OCLI's products in Asia.

As of the date of this filing, there are no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the plans and intentions of Hakuto may change at any time.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Hakuto beneficially owns 476,540 shares of OCLI Common Stock, which represents 3.8% of the issued and outstanding shares of OCLI Common Stock (based on outstanding shares as of March 31, 1999).

(b) Hakuto has the sole power to vote and to dispose of all of the shares of Common Stock reported in this filing.

(c)      Not applicable.

(d)      None.

(e)      Not applicable.



                               PAGE 4 OF 7 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 12, 1988 Hakuto and OCLI entered into a Subscription and Stock Purchase Agreement (the "Agreement"). The Agreement contains the terms and conditions of Hakuto's purchase of the Preferred Stock, and the terms for conversion of the Preferred Stock into Common Stock. Under the Agreement, Hakuto has certain registration rights.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Subscription and Stock Purchase Agreement between Hakuto and OCLI dated February 12, 1988, a copy of which is filed as Exhibit "A" to Hakuto's Schedule 13D filed March 18, 1988, is hereby incorporated by reference.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 7, 1999                                        HAKUTO CO. LTD.


                                                        /s/ James M. Coonan
                                                   ----------------------------
                                                   Authorized Representative*







*  A power of attorney is attached hereto as Appendix B.





                               PAGE 5 OF 7 PAGES

                                                                      APPENDIX A

              DIRECTORS AND EXECUTIVE OFFICERS OF HAKUTO CO. LTD.
              ---------------------------------------------------


The following persons are the directors and executive officers of Hakuto Co.
Ltd.:

          Name                                        Position
          ----                                        --------

   Shigeo Takayama                     President and Representative Director
   Akinori Murakami                    Senior Executive Vice President and
                                         Representative Director

   Toshiaki Hirai                      Executive Vice President, Director
   Kazutomo Ikeda                      Senior Vice President, Director
   Yoshiaki Kuno                       Senior Vice President, Director
   Kenichi Uchida                      Vice President, Director
   Yoshihito Akiyama                   Vice President, Director
   Nobuyoshi Ninokata                  Vice President, Director
   Tomoyuki Yamawaki                   Vice President, Director
   Koichi Mori                         Vice President, Director
   Akira Nakazawa                      Vice President, Director
   Tetsuro Inagaki                     Vice President, Director
   Shoichi Mizushima                   Vice President, Director
   Eiichi Miyake                       Director
   Thomas K. Takayama                  Director

Each of the persons listed above is a full-time employee of Hakuto except for Eiichi Miyake (who is President of San-ei Giken Inc. of Amagaseki, Japan) and Thomas Takayama, who is a medical researcher at the University of Washington. Except for Thomas Takayama, who is a U.S. citizen, each person listed above is a citizen of Japan.



                               PAGE 6 OF 7 PAGES

                                                                      APPENDIX B

                               POWER OF ATTORNEY


HAKUTO CO. LTD., a corporation organized under the laws of Japan (the "Company"), hereby makes, constitutes and appoints each of Masaru Funai and James Coonan of Masuda, Funai, Eifert & Mitchell, Ltd., the Company's United States legal counsel, as a true and lawful attorney for and in its name, to execute and deliver all documents and take such actions as may be necessary or appropriate to prepare and file with the United States Securities and Exchange Commission, and any other federal or state agency, all reports, filings and documents relating to the acquisition, ownership or disposition of securities of Optical Coating Laboratory, Inc., giving and granting unto each of Masaru Funai and James Coonan, said attorneys, full power and authority to do and perform all acts in connection therewith as the Company could do in its own stead, with full power of substitution and revocation, hereby ratifying and confirming all that either Masaru Funai and James Coonan or their substitutes shall lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed this 26th day of April 1999.




                                             HAKUTO CO. LTD.


                                             /s/ Yoshihito Akiyama
                                             -------------------------------
                                             Vice President, Corporate Planning






                               PAGE 7 OF 7 PAGES